Exhibit 99.1

February 2, 2011

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	New Brunswick Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Prince Edward Island Securities Office	Autorité des marchés financiers

Dear Sirs:

Re:           Nexen Inc.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	April 27, 2011
RECORD DATE FOR NOTICE:	March 7, 2011
RECORD DATE FOR VOTING:	March 7, 2011
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 7, 2011
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

/s/ Larry Calixtro

Larry Calixtro
Administrator, Trust Central Services

cc:   CDS & Co.  (Via Fax)

pk\NM_Nexen